Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1:

SAMEX Mining Corp.

ph:  (604) 870-9920

301 - 32920 Ventura Avenue

toll free:  800 828-1488

Abbotsford, BC  V2S 6J3

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

|   | Bio-tech

Mining

Financial Services

    |X|  exploration/development

    |   |  investment companies and funds

                |   |  production

    |   |  mortgage investment companies

            |   |  Oil and gas

|   |  Forestry

|   |  Real estate

|   |  Hi-tech

|   |  Utilities

|   |  Industrial

|   |  Other (describe)

______________________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report. (Not filed on EDGAR)

Item 5: State the distribution date.  If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

Distribution date is February 13, 2006.

Item 6: For each security distributed:

(a)

describe the type of security,

(b)

state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

(c)

state the exemption(s) relied on.

Samex Mining Corp. has completed a private placement of 3,720,000 units, at a price of $0.70per unit.

Each unit consists of one common share of SAMEX Mining Corp. and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.78 per share at any time during the three year term of the warrant which expires February 13, 2009.  The 3,720,000 shares and 1,860,000 warrants were issued February 13, 2006 and are subject to a hold period until June 14, 2006.

The exemptions relied upon are National Instrument 45-106 Section 2.3(2) and Section 2.5(2).

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Abbotsford, BC	8	$0.70/unit	$273,000
White Rock, BC	1	$0.70/unit	$70,000
Bonstetten, Switzerland	1	$0.70/unit	$35,000

La Paz, Bolivia	1	$0.70/unit	$21,000
Zumikon, Switzerland	2	$0.70/unit	$77,000
West Vancouver, BC	1	$0.70/unit	$35,000
Bruetten, Switzerland	1	$0.70/unit	$31,500
Escheuz TG, Switzerland	1	$0.70/unit	$140,000
Burnaby, BC	1	$0.70/unit	$70,000
Urdorf, Switzerland	1	$0.70/unit	$49,000
Principality of Liechtenstein	1	$0.70/unit	$1,767,500
Surrey, BC	1	$0.70/unit	$35,000
Total number of Purchasers	20
Total dollar value of distribution in all jurisdictions (Canadian $)			$2,604,000

Note 1:

If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder’s fees -  n/a

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s).  Compensation includes commissions, discounts or other fees or payments of a similar nature.  Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price.  Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution

Item 9: If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date:  February 20, 2006

SAMEX MINING CORP.

Name of issuer (please print)

Larry D. McLean, Vice President, Operations

604 870-9920

Print name, title and telephone number of person signing

“Larry D. McLean”

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.